EXHIBIT 99.3

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

As at January 31, 2017 and 2016
And for the years then ended

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at April 20, 2017 should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at January 31, 2017 and 2016 and for the years then ended and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
•	Obtaining permits on a timely basis;
•	Raising the funds necessary to develop the NorthMet Project and continue operations;
•	Execution of prospective business plans; and
•	Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
•	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
•	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
•	Natural phenomena;
•	Actions by governments and authorities including changes in government regulation;
•	Uncertainties associated with legal proceedings; and
•	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE MKT listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  Completion of the Definitive Feasibility Study (“DFS”) in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine, and Maturi.

PolyMet acquired the Erie Plant, associated infrastructure, and approximately 12,400 acres (19.4 square miles) of surface rights from Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (together “Cliffs”).  The plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site, and approximately 6,000 acres of land to the east and west of the existing tailings storage facilities.

See additional discussion below.

Summary of Recent Events and Outlook

Highlights of Fiscal 2017 and Fiscal 2018 to date
PolyMet made significant progress during Fiscal 2017 and the start of Fiscal 2018.  Notably the state of Minnesota issued its adequacy decision for the NorthMet Final Environmental Impact Statement (“EIS”), which enabled PolyMet to submit formal permit applications for construction and operation that the state is now reviewing.  The United States Forest Service (“USFS”) issued its Final Record of Decision (“ROD”) on the land exchange.  The Company also completed a private placement with institutional investors in the United Kingdom and Canada in which Glencore exercised its right to maintain its pro rata ownership.

More specifically:
•
On March 3, 2016, the state determined that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments.  The 30-day period allowed by law to challenge the state’s decision passed without any legal challenge being filed.  The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards;

•
On June 2, 2016, the Company agreed to issue up to an additional $14.0 million secured debentures to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), to fund permitting and general corporate purposes.  The debentures are on similar terms as the existing non-convertible senior secured Tranche F-J Debentures;

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•	On July 1, 2016, the Company repaid the $4.0 million initial principal loan from the Iron Range Resources and Rehabilitation Board (“IRRRB”);
•	On July 11, 2016, the Company submitted applications for water-related permits required to construct and operate NorthMet;
•
On July 12, 2016, the Eastern Region Regional Office of the USFS issued its response to comments on the Draft ROD for the land exchange and instructed the Superior National Forest to proceed with completing the Final ROD;

•	On August 2, 2016, the Company renewed its request for Water Quality Certification under Section 401 of the Clean Water Act;
•	On August 24, 2016, the Company submitted the air quality permit application required to construct and operate NorthMet;
•
On September 14, 2016, the Company and Glencore agreed to extend the maturity date of outstanding secured convertible debentures and outstanding secured non-convertible debentures to the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or when it is prudent for the Company to repay the debt;

•	On October 18, 2016, the Company closed the initial tranche of a private placement of 25,963,167 units for gross proceeds of $19.472 million;
•
On October 28, 2016, the Company closed the second tranche of a private placement of 14,111,251 units for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership;

•	On November 3, 2016, the Company submitted the Permit to Mine application required to construct and operate NorthMet;
•	On December 15, 2016, the Company received AEMA’s Environmental Excellence Award for its responsible development of the NorthMet Project;
•	On December 20, 2016, the Memorandum of Agreement of the Section 106 Consultation under the National Historic Preservation Act was signed by the statutory parties; and
•	On January 9, 2017, the USFS issued its Final ROD authorizing the land exchange.

Net cash used in operating and investing activities during the year ended January 31, 2017 was $28.826 million, of which approximately $16 million was spent on environmental review and permitting.  PolyMet pays its own engineering and legal consultants and also reimburses the state of Minnesota for its internal staff and contractor costs.  Other spending relates to engineering and cost estimates, maintaining existing infrastructure, financing, and general corporate purposes.

Goals and Objectives for the Next Twelve Months
The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control.  Given these circumstances, PolyMet’s objectives include:

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet;
•	Decision by the state on 401 Water Quality Certification and U.S. Army Corps of Engineers (“USACE”) Final ROD and 404 wetlands permit under Clean Water Act;
•	Publication of draft state permits (Permit to Mine, air, water, dam safety and water appropriation permits) for public comment;
•	Decisions on state permit issuances;
•	Completion of definitive cost estimate and Project update following permits;
•	Completion of project implementation plan;
•	Repayment, restructuring, and/or conversion of Glencore loans; and
•	Completion of construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of key permits.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Upon completion of the land exchange, PolyMet will own surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet expects to spend approximately $30 million during the year ended January 31, 2018.  See additional discussion in the “Liquidity and Capital Resources” section below.  The primary focus continues to be completion of the permitting process.  Other areas of focus include engineering and updated cost estimates that will be reported in an Updated Technical Report under National Instrument 43-101, maintaining existing infrastructure and financing.

Prior to receipt of permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 24 months from receipt of key permits.  The Company is in discussion with commercial banks and other financial institutions regarding construction finance.

See additional discussion below.

Detailed Description of Business

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant, which is located approximately six miles west of PolyMet’s NorthMet deposit.   The plant was managed by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart.  The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet plans to refurbish, reactivate and, as appropriate, rebuild the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals.  Once it has established commercial operations, the Company may install an autoclave to upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.  The autoclave circuit has been included as an option in the Final EIS.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions.  In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) regarding short-term and long-term environmental mitigation.  Field study activities were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.

Feasibility Study, Mineral Resources and Mineral Reserves
With publication of the DFS in September 2006, summarized in a NI 43-101 Technical Report, PolyMet established proven and probable mineral reserves estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, 0.01% cobalt, 77 parts per billion (“ppb”) platinum, 279 ppb palladium, and 39 ppb gold.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to an estimated 274.7 million short tons grading 0.28% copper, 0.08% nickel, 0.01% cobalt, 75 ppb platinum, 260 ppb palladium, and 37 ppb gold.  These mineral reserves lie within measured and indicated mineral resources of an estimated 694.2 million short tons grading 0.27% copper, 0.08% nickel, 0.01% cobalt, 68 ppb platinum, 239 ppb palladium, and 35 ppb gold. The reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, cobalt at $15.25 per pound, palladium at $210 per ounce, platinum at $800 per ounce, and gold at $400 per ounce.

From 2008 to 2013, PolyMet incorporated numerous project improvements that were reflected in the draft and supplemental draft EIS’s published in 2009 and 2013, respectively.  The changes included Phase I production of separate copper and nickel concentrates with Phase II installation of an autoclave to upgrade the nickel concentrate as well as numerous modifications that will result in reduced environmental impacts including: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in-ground containment system to the north and west of the existing tailings basin, and treatment of all contact water discharged from the NorthMet Project.  An Updated Technical Report under NI 43-101, dated January 14, 2013, describing these changes is filed on SEDAR and EDGAR.

PolyMet plans to complete a definitive cost estimate and Project update prior to commencement of construction.  The Project update will incorporate numerous process and project improvements, as well as environmental controls described in the Final EIS.  The Project update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design.

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004.  In 2005, the Minnesota Department of Natural Resources (“MDNR”) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of an EIS for NorthMet.

In November 2009, the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment including two public meetings.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency.

In December 2013, the Co-lead Agencies published the supplemental draft EIS, which started a new period for public review and comment, including three public meetings, which ended in March 2014.  The EPA issued comments on the supplemental draft EIS including an EC-2 (“Environmental Concerns”) rating, which is the highest rating for a proposed mining project, so far as the Company is aware.  The highest rating LO (“Lack of Objections”) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation.  The EC-2 rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing which have been built or are in the process of being constructed.

On November 6, 2015, the Co-lead Agencies published the Final EIS, which incorporated responses to comments on the draft and supplemental draft EIS’s.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

USFS Land Exchange
On November 17, 2015, the USFS issued its Draft ROD on the proposed land exchange which concluded that the land exchange was in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.  Publication of the Draft ROD started an objection process during which the public could comment on the Final EIS or the Draft ROD.

On January 9, 2017, after responding in writing to more than 22,500 individual objections, and supported by a Memorandum of Agreement under Section 106 of the National Historic Preservation Act, the USFS issued its Final ROD authorizing the land exchange.

The Final ROD cites several benefits of the land exchange, including:
•	A 505-acre net increase of wetlands to the federal estate;
•	A net increase of 94 acres with public water frontage available for public and tribal use;
•	A 40-acre net gain in USFS lands;
•	Improved management effectiveness by exchanging lands that have no public overland access with lands that do have access;
•	Reduction of 33 miles in property boundaries to be managed by the USFS;
•	Federal cost savings from the elimination of two easements and their associated administrative costs; and
•	Conveyance of federal lands already adjacent to intensively developed private lands for other inholdings in the Superior National Forest.

The Final ROD states that the land exchange would eliminate a fundamental conflict between the rights that PolyMet believes it has as a result of its control of the mineral rights and the USFS position on those rights which otherwise could result in litigation that has no certain outcome and could set a judicial precedent regarding other lands acquired in the same deed under the Weeks Act.

On January 10, 2017, the Center for Biological Diversity and Earthworks gave notice of intent to sue the USFS under the Endangered Species Act (see below).

On January 30, 2017, WaterLegacy filed suit in the U.S. District Court, District of Minnesota claiming that the USFS had not properly appraised the land being transferred to the Company as part of the land exchange and, on February 23, 2017, WaterLegacy filed a motion for a preliminary injunction to stop the land exchange from proceeding.  PolyMet applied for and was granted intervenor-defendant status and is working with the USFS and the U.S. Department of Justice to defend the WaterLegacy challenge.

On March 10, 2017, PolyMet filed motion to dismiss the WaterLegacy suit for lack of standing. The defendants filed their responses to WaterLegacy’s preliminary injunction motion, and WaterLegacy filed its response to PolyMet’s motion to dismiss the case on March 30, 2017.  The hearing on these motions is scheduled for April 28, 2017.

On March 27, 2017, the Minnesota Center for Environmental Advocacy, the Center for Biological Diversity, and the W.J. McCabe Chapter of the Izaak Walton League of America filed suit in the U.S. District Court, District of Minnesota claiming that the USFS had not properly appraised the land being transferred to the Company as part of the land exchange.

On March 27, 2017, Save Our Sky Blue Waters, Save Lake Superior Association, and the Sierra Club North Star Chapter filed suit in the U.S. District Court, District of Minnesota claiming that the USFS had violated the Weeks Act and NEPA.

On March 28, 2017, the Center for Biological Diversity, Earthworks, and Save Our Sky Blue Waters filed suit in the U.S. District Court, District of Minnesota claiming that the 2016 NorthMet Biological Opinion violated the Endangered Species Act and the Final ROD’s reliance on the Biological Opinion was arbitrary and unlawful.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

PolyMet is confident that the environmental review process, including the land exchange, was thorough, thoughtful and in compliance with the law and that the USFS properly evaluated the proposed land exchange in the Final ROD.

State Permits
On March 3, 2016, the MDNR issued its decision that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The state’s decision also laid the foundation for decisions on permits to construct and operate the NorthMet Project.

After consultation with the MDNR and the MPCA, PolyMet submitted the various state permit applications that will be required to construct and operate the Project, with the water-related permit applications submitted on July 11, 2016, air-related permit application on August 24, 2016, and the Permit to Mine on November 3, 2016.

The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet’s control.  Under state guidelines, decisions on draft state permits should be within 150 days of the applications being accepted, although those guidelines recognize that complex permit applications could take longer.

The key permits and approvals to be received are:

U.S.  Army Corps of Engineers
•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency
•	Section 401 Certification (required before the USACE can issue its ROD and Section 404 Permit)
•	National Pollutant Discharge Elimination System (NPDES) Permit
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt ("Glencore Convertible Debt") – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches; and
•
Non-convertible debt ("Glencore Non-Convertible Debt") – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; and a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at January 31, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares;
•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant ("Exchange Warrant") at $1.2696 per share into 33,265,768 common shares of PolyMet (including capitalized and accrued interest as at January 31, 2017) until the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant, and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available ("Exercise Triggering Event"), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the 12 month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 ("Acceleration Triggering Event"), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 140,240,467 common shares of PolyMet, representing 38.3% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.8% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore.  Each of these debentures bears interest at 12 month U.S. dollar LIBOR plus 15.0%.  The Company provided security on these debentures covering all of the assets of PolyMet, including a pledge of PolyMet’s 100% ownership of Poly Met Mining, Inc.  The due date of these debentures was initially the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debt, the term of the Glencore Convertible Debt and the expiration date of the associated Exchange Warrant to the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  In connection with this extension, the Company issued warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  All other terms of the debt were unchanged.  The transaction has been accounted for as a modification of the existing debentures with the $0.250 million fair value of the warrants allocated pro rata on the basis of the Glencore Non-Convertible Debt and Glencore Convertible Debt and an offsetting entry to equity reserves.

As a result of anti-dilution provisions in the agreement, following the private placement which closed on October 18, 2016, the exchange price was adjusted to $1.2696 per share from $1.2920 per share.  The adjustment did not have a material impact to the financial statements.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

IRRRB Financing
During the year ended January 31, 2017, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the IRRRB.  The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the USFS authorized by the USFS on January 9, 2017.  The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually.  Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016.

AG for Waterfowl, LLP ("AG") Financing
In March 2012, the Company acquired a secured interest in land owned by AG that is permitted for wetland restoration.  AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012.  EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.  As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share.  These warrants expired December 31, 2015.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that the Company does not need to third parties and, over time, reimburse the Company for its costs.  The financial instrument has been designated as available for sale.  Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million.  The Company accounts for subsequent fair value changes through other comprehensive income or loss.  Under the agreement, the Company retained the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercised that right in part or in full.  Subsequent to year end, the right to purchase additional credits expired and EIP will seek to sell these credits and reimburse the Company for its costs under the terms of the April 2015 agreement.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2016 Private Placement
On October 18, 2016, the Company issued 25,963,167 units (“Placement Units”) in a private placement to subscribers for gross proceeds of $19.472 million.  Each Placement Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 25,963,167 common shares and 13,641,586 purchase warrants were issued under this transaction, including 660,005 broker warrants issued to the underwriters.  The amount attributable to common shares was $15.881 million and the amount attributable to warrants was $2.174 million, which includes the broker warrant fair value of $0.151 million.  Transaction costs for the issuance were $1.568 million.  The closing triggered customary anti-dilution provisions for the Exchange Warrant.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 14,111,251 common shares and 7,055,626 purchase warrants were issued under this transaction.  The amount attributable to common shares was $9.210 million and the amount attributable to warrants was $1.270 million.  Transaction costs for the issuance were $0.103 million.

Other Financings
During the year ended January 31, 2017 the Company issued no shares (January 31, 2016 – 275,000 shares) pursuant to the exercise of share purchase options for proceeds of $nil (January 31, 2016 – $0.216 million).

During the year ended January 31, 2017 the Company issued 241,376 shares (January 31, 2016 – 224,038 shares) to maintain land purchase options.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results
(All figures in thousands of U.S. dollars except loss per share)

Three Months Ended	Jan 31 2017	Oct 31 2016	July 31 2016	Apr 30 2016	Jan 31 2016	Oct 31 2015	July 31 2015	Apr 30 2015
Revenues	-	-	-	-	-	-	-	-
General and Administrative	(2,583)	(993)	(1,178)	(1,840)	(1,827)	(1,170)	(1,168)	(1,343)
Other Income (Expenses)	(645)	(1,101)	(377)	(512)	(602)	(491)	(530)	(2,215)
Loss for the Period	(3,228)	(2,094)	(1,555)	(2,352)	(2,429)	(1,661)	(1,698)	(3,558)
Loss per Share (1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Cash used in operating activities	(1,589)	(1,483)	(855)	(1,536)	(1,717)	(881)	(712)	(1,512)
Cash provided by financing activities	331	31,085	5,832	-	11,156	5,880	8,025	7,954
Cash used in investing activities	(5,613)	(6,339)	(4,553)	(6,858)	(7,206)	(6,138)	(8,078)	(5,806)

(1)	Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation expense for the three months ended:
January 31, 2017 - $0.811 million	January 31, 2016 - $0.056 million
October 31, 2016 - $0.137 million	October 31, 2015 - $0.148 million
July 31, 2016 - $0.233 million	July 31, 2015 - $0.127 million
April 30, 2016 - $0.627 million	April 30, 2015 - $0.126 million

Results fluctuate from quarter to quarter based on activity in the Company including NorthMet development and corporate activities.  See additional discussion of significant items in the sections above and below.

Three months ended January 31, 2017 compared to three months ended January 31, 2016

The Company’s focus during the three months ended January 31, 2017 was on the environmental permitting process for the NorthMet Project, maintenance of existing infrastructure, and financing.

a) Loss for the Period:

During the three months ended January 31, 2017, the Company incurred a loss of $3.228 million ($0.01 loss per share) compared to a loss of $2.429 million ($0.01 loss per share) during the three months ended January 31, 2016. The increase in the net loss was primarily due to non-cash share-based compensation.

b) Cash Flows for the Period:

Cash used in operating activities for the three months ended January 31, 2017 was $1.589 million compared to cash used in the three months ended January 31, 2016 of $1.717 million. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the three months ended January 31, 2017 was $0.331 million compared to cash provided in the three months ended January 31, 2016 of $11.156 million.  The decrease was primarily due to prior year funding from the non-convertible loan.

Cash used in investing activities for the three months ended January 31, 2017 was $5.613 million compared to cash used in the three months ended January 31, 2016 of $7.206 million.  The decrease was primarily due to decreased environmental technical support as the permitting process winds down.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Including the effect of foreign exchange, total cash for the three months ended January 31, 2017 decreased by $6.871 million for a balance of $18.674 million compared to the three months ended January 31, 2016 where cash increased $2.227 million to a balance of $10.256 million.

c) Capital Expenditures for the Period:

During the three months ended January 31, 2017 the Company capitalized $13.748 million of mineral property, plant, and equipment costs related to the acquisition, development and preservation of the NorthMet Project and other fixed assets as compared to a $7.578 million during the three months ended January 31, 2016.  The increase is primarily due to an increase in the environmental rehabilitation provision of $3.271 million during the three months ended January 31, 2017 as compared to a decrease of $2.074 million during the three months ended January 31, 2016.  The change in the environmental rehabilitation provision includes an increase of $9.045 million (prior year decrease of $4.230 million) as a result of clarification of the potential liability for long-term mitigation and a decrease of $5.774 million (prior year increase of $2.156 million) as a result of changes in the market risk-free interest rate. In addition, capitalized borrowing costs totaled $4.364 million during the three months ended January 31, 2017 as compared to $1.951 million during the three months ended January 31, 2016 due to recent borrowing and refinancing, which included revisions to the interest rate.

Selected Annual Financial Information
(All figures in thousands of U.S. dollar except loss per share)

Year Ended January 31,	2017	2016	2015
Revenues	-	-	-
Net Loss	(9,229)	(9,346)	(7,276)
Basic and Diluted Loss Per Share	(0.03)	(0.03)	(0.03)
Total Assets	389,049	337,660	313,229
Long-Term Debt including Convertible Debt	107,906	79,009	41,306
Total Shareholders’ Equity	207,329	184,657	192,376

The loss for the year includes share-based compensation expense of:
January 31, 2017 - $1.808 million
January 31, 2016 - $0.457 million
January 31, 2015 - $1.121 million

Year ended January 31, 2017 compared to year ended January 31, 2016

The Company’s focus during the year ended January 31, 2017 was on the environmental review and permitting process for the NorthMet Project, maintenance of existing infrastructure, and financing.

a) Loss for the Year:

During the year ended January 31, 2017, the Company incurred a loss of $9.229 million ($0.03 loss per share) compared to a loss of $9.346 million ($0.03 loss per share) during the year ended January 31, 2016. An increase in finance costs and non-cash share-based compensation was offset by a decrease in non-cash loss on disposal of Wetland Credit Intangible.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

b) Cash Flows for the Year:

Cash used in operating activities for the year ended January 31, 2017 was $5.463 million compared to cash used in the year ended January 31, 2016 of $4.822 million. The variance in cash is primarily due to operating variances noted above.

Cash provided by financing activities for the year ended January 31, 2017 was $37.248 million compared to cash provided in the year ended January 31, 2016 of $33.015 million. The current year includes $28.535 million in share issuance proceeds and $13.943 million in non-convertible loan funding partially offset by $5.111 million debt repayment.  The prior year includes $32.954 million in net proceeds from funding of the non-convertible loan and share option exercises.

Cash used in investing activities for the year ended January 31, 2017 was $23.363 million compared to cash used in the year ended January 31, 2016 of $27.228 million. The decrease was primarily due to decreased environmental technical support as the permitting process winds down.

Including the effect of foreign exchange, total cash for the year ended January 31, 2017 increased by $8.418 million for a balance of $18.674 million compared to the year ended January 31, 2016 where cash increased $0.955 million for a balance of $10.256 million.

c) Capital Expenditures for the Year:

During the year ended January 31, 2017 the Company capitalized $43.264 million (prior year - $25.402 million) of mineral property, plant, and equipment costs related to the acquisition, development and preservation of the NorthMet Project and other fixed assets.  The increase is primarily due to an increase in the environmental rehabilitation provision of $4.467 million during the year ended January 31, 2017 as compared to a decrease of $7.269 million during the year ended January 31, 2016.  The change in the environmental rehabilitation provision includes an increase of $9.045 million (prior year decrease of $4.230 million) as a result of clarification of the potential liability for long-term mitigation and a decrease of $4.578 million (prior year decrease of $3.039 million) as a result of changes in the market risk-free interest rate.  In addition, capitalized borrowing costs totaled $15.103 million during the year ended January 31, 2017 as compared to $5.051 million during the year ended January 31, 2016 due to recent borrowing and refinancing, which included revisions to the interest rate.

Year ended January 31, 2016 compared to year ended January 31, 2015

The Company’s focus during the year ended January 31, 2016 was on the environmental review and permitting process for the NorthMet Project, maintenance of existing infrastructure, and financing.

a) Loss for the Year:

During the year ended January 31, 2016, the Company incurred a loss of $9.346 million ($0.03 loss per share) compared to a loss of $7.276 million ($0.03 loss per share) during the year ended January 31, 2015. The increase in the net loss for the year was primarily attributable to a non-cash loss on disposal of Wetland Credit Intangible as the proceeds are anticipated to be received over many years.

b) Cash Flows for the Year:

Cash used in operating activities for the year ended January 31, 2016 was $4.822 million compared to cash used in the year ended January 31, 2015 of $4.196 million. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the year ended January 31, 2016 was $33.015 million compared to cash provided in the year ended January 31, 2015 of $7.977 million. The year ended January 31, 2016 includes $32.954 million in net proceeds from funding of the non-convertible loan and share option exercises.  The year ended January 31, 2015 includes $7.896 million funding of the non-convertible loan and proceeds from share option exercises.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cash used in investing activities for the year ended January 31, 2016 was $27.228 million compared to cash used in the year ended January 31, 2015 of $27.253 million. Increased spending on engineering and cost estimates were mostly offset by decreased environmental technical support costs as the EIS process winds down.

Including the effect of foreign exchange, total cash for the year ended January 31, 2016 increased by $0.955 million for a balance of $10.256 million compared to the year ended January 31, 2015 where cash decreased $23.489 million for a balance of $9.301 million.

c) Capital Expenditures for the Year:

During the year ended January 31, 2016 the Company capitalized $25.402 million (January 31, 2015 - $50.219 million) of mineral property, plant, and equipment costs related to the acquisition, development and preservation of the NorthMet Project and other fixed assets.  The decrease is primarily due to a decrease in the environmental rehabilitation provision of $7.269 million during the year ended January 31, 2016 as compared to an increase of $20.454 million during the year ended January 31, 2015.  The change in the environmental rehabilitation provision includes a decrease of $4.230 million (January 31, 2015 increase of $9.867 million) as a result of clarification of the potential liability for the long-term mitigation at the tailings basin and a decrease of $3.039 million (January 31, 2015 increase of $10.587 million) as a result of changes in the risk free-interest rate.  In addition, the Company capitalized $0.100 million (January 31, 2015 - $0.100 million) of wetland credit intangible costs related to wetland credit options and development agreements.

Liquidity and Capital Resources

As at January 31, 2017, the Company had working capital of $16.267 million compared with a working capital of $2.162 million as at January 31, 2016 consisting primarily of cash of $18.674 million (January 31, 2016 - $10.256 million), amounts receivable of $0.749 million (January 31, 2016 - $0.429 million), prepaid expenses of $0.813 million (January 31, 2016 - $1.285 million), accounts payable and accrued liabilities of $3.188 million (January 31, 2016 - $3.348 million), the current portion of non-convertible debt of $nil (January 31, 2016 - $4.962 million), and the current portion of environmental rehabilitation provision of $0.781 million (January 31, 2016 - $1.498 million).

As at January 31, 2017, the Company had firm commitments related to the environmental permitting process, land options, and rent of approximately $1.1 million with the majority due over the next year and the remainder due over three years.

As at January 31, 2017, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The following table lists the known contractual obligations as at January 31, 2017:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$3,188	$3,188	$3,188	$-	$-	$-
Convertible debt	42,154	51,099	-	51,099	-	-
Non-convertible debt	65,752	79,766	-	79,766	-	-
Firm Commitments	-	1,127	908	219	-	-
Total	$111,094	$135,180	$4,096	$131,084	$-	$-

The Company expects to repay the non-convertible debt from additional financing and to either exchange the convertible debt into equity or repay from additional financings.

As at January 31, 2017, the Company had obligations to issue 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  As at January 31, 2017, PolyMet had cash of $18.674 million and working capital of $16.267 million.  The $42.154 million secured convertible debt and $65.752 million secured non-convertible debt due to Glencore, are classified as non-current obligations based on the expected repayment date of March 31, 2018.  If Glencore does not exchange the convertible debt for common shares upon maturity, PolyMet will need to renegotiate the agreement or raise sufficient funds to repay the entire debt.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from shareholders and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

Prior to the start of construction of NorthMet, the Company will complete an Updated Feasibility Study including updated capital cost estimates.  The Company is in active discussion with commercial banks and other sources of both debt and equity finance.  The Company intends to secure debt and equity financing commitments sufficient to fund the capital costs prior to starting construction.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.
Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:
Level 1	–	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	–	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the transaction was negotiated at arm’s length and the interest rate is floating.  The following table shows the impact of changes in the interest rate used to fair value the convertible debt and non-convertible debt for disclosure purposes:

	Impact on fair value due to 2% decrease in interest rate	Impact on fair value due to 1% decrease in interest rate	Impact on fair value due to 1% increase in interest rate	Impact on fair value due to 2% increase in interest rate
Convertible debt	867	429	(421)	(835)
Non-convertible debt	1,352	670	(657)	(1,303)

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk
The Company incurs expenditures in Canada and in the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Interest Rate Risk
Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	January 31, 2017	January 31, 2016
Cash	$18,674	$10,256
Convertible debt	42,154	35,986
Non-convertible debt	$65,752	$47,985

Credit Risk
Credit risk arises on cash held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $21.435 million.

The Company’s cash is primarily held through a large Canadian financial institution.

Liquidity Risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time.  The Company achieves this by maintaining sufficient cash and cash equivalents.  See additional discussion in the “Liquidity and Capital Resources” section above.

Capital Management
The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.  The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2018, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is in discussions to arrange sufficient capital to meet these requirements.  During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.  See additional discussion in the “Liquidity and Capital Resources” section above.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended January 31,
	2017 (1)	2016 (2)
Salaries and other short-term benefits	$1,828	$1,825
Other long-term benefits	44	36
Share-based payment (3)	1,709	411
Total	$3,581	$2,272

(1)
Year ended January 31, 2017 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, William Murray, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby, and Bradley Moore).

(2)
Year ended January 31, 2016 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby, and Bradley Moore).

(3)	Share-based payment represents the amount expensed during the period.

There are agreements with key employees (Jonathan Cherry, Douglas J. Newby and Bradley Moore) that contain severance provisions for termination without cause or in the event of a take-over.  Other than the President and Chief Executive officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 29.1% of the Company it is also a related party.  PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work.  During the year ended January 31, 2017, the Company paid $0.102 million (January 31, 2016 - $3.350 million) for services under this agreement.  PolyMet has also entered into a Financing Advisory Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing financing advisory support to PolyMet.  During the year ended January 31, 2017, the Company recorded $0.730 million (year ended January 31, 2016 - $nil) for services under this agreement. See additional discussion in the “Financing Activities” section above.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i)    Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii)   Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset.  No impairment loss on the mineral property interests was recorded for the year ended January 31, 2017 or January 31, 2016.

(iii)  Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

It is possible that the Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments - Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. The new standard will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 7 - Financial Instruments - Disclosures

IFRS 7 addresses disclosures for financial assets and financial liabilities.  Amendments to this standard require new disclosures resulting from the amendments to IFRS 9 and will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of amendments to IFRS 7 on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations, and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The new standard will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 replaces IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16 on its consolidated financial statements.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at April 14, 2017:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares	318,545,519	$-
Restricted share units	2,382,020	$-
Share options	20,412,002	$1.06
Share purchase warrants	27,780,213	$0.95
Convertible debt including capitalized interest	34,178,184	$1.27

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the year ended January 31, 2017 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the year ended January 31, 2017 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian and United States securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a‑15(e) and 15d-15(e) of the US Exchange Act and the rules of the Canadian Securities Administrators. Based on this evaluation, the CEO and CFO have concluded the Company’s disclosure controls and procedures were effective as at January 31, 2017.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

PolyMet Mining Corp.
Management Discussion and Analysis
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a‑15(f) and 15d‑15(f) of the US Exchange Act and National Instrument 52‑109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management concluded the Company’s internal control over financial reporting was effective as at January 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2017 has been audited by the Company's independent auditors, and their opinion is included with the Company’s annual consolidated financial statements.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.